Exhibit 3.1

AMENDMENT NO. 5

TO

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP

OF

SUNOCO LP

March 30, 2017

This Amendment No. 5 (this “Amendment No. 5”) to the First Amended and Restated Agreement of Limited Partnership of Sunoco LP (the “Partnership”), dated as of September 25, 2012, as amended by Amendment No. 1 thereto dated as of October 27, 2014, Amendment No. 2 thereto dated as of July 31, 2015, Amendment No. 3 thereto dated as of January 1, 2016 and Amendment No. 4 thereto dated as of June 6, 2016 (as so amended, the “Partnership Agreement”) is hereby adopted effective, as of March 30, 2017, by Sunoco GP LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, Section 5.6(a) of the Partnership Agreement provides that the Partnership, without the approval of any Limited Partner, may, for any Partnership purpose, at any time and from time to time, issue additional Partnership Interests to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners;

WHEREAS, Section 5.6(b) of the Partnership Agreement provides that each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest (including sinking fund provisions); (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest; and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest;

WHEREAS, Section 5.6(c) of the Partnership Agreement provides that the General Partner shall (i) take all actions that it determines to be necessary or appropriate in connection with each issuance of Partnership Interests pursuant to Section 5.6 of the Partnership Agreement, and (ii) determine the relative rights, powers and duties of the holders of the Partnership Interests being so issued and do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests pursuant to the terms of the Partnership Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency;

WHEREAS, the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement (i) pursuant to Section 13.1(d)(i) of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, and (ii) pursuant to Section 13.1(g) of the Partnership Agreement to reflect an amendment that the General Partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests pursuant to Section 5.6 of the Partnership Agreement;

WHEREAS, the Partnership is offering to Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”), Series A Preferred Units, a new class of Partnership Interests, as described in this Amendment No. 5;

WHEREAS, a Special Committee of the Board of Directors, by unanimous vote, in good faith, (a) approved the creation, offering and issuance of the Series A Preferred Units having the rights, preferences and privileges set forth in this Amendment No. 5 and (b) resolved to recommend to the Board of Directors the approval of the Series A Preferred Units;

WHEREAS, the Board of Directors, by unanimous vote, in good faith, approved the creation, offering and issuance of the Series A Preferred Units having the rights, preferences and privileges set forth in this Amendment No. 5, and the General Partner has determined that the creation of a new class of Partnership Interests to be designated as “Series A Preferred Units” provided for in this Amendment No. 5 is in the best interests of the Partnership and beneficial to the Limited Partners, including the holders of the Common Units; and

WHEREAS, the General Partner has, pursuant to its authority under Sections 13.1(d)(i) and 13.1(g), made the determinations required thereby and accordingly is adopting this Amendment No. 5.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

Section 1.    Amendment.

(a)    Section 1.1 of the Partnership Agreement is hereby amended to add, or amend and restate, the following definitions in the appropriate alphabetical order:

(i)    “Adjusted Operating Surplus” means, with respect to any period, (a) Operating Surplus generated with respect to such period; less (b)(i) the amount of any net increase in Working Capital Borrowings (or the Partnership’s proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to that period; and (ii) the amount of any net decrease in cash reserves (or the Partnership’s proportionate share of any net decrease in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period; and plus (c)(i) the amount of any net decrease in Working Capital Borrowings (or the Partnership’s proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to that period; (ii) the amount of any net increase in cash reserves (or the Partnership’s proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period required (A) by any debt instrument for the repayment of principal, interest or premium or (B) to provide funds for Series A Payments; and (iii) the amount of any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established with respect to such period to the extent such decrease results in a reduction in Adjusted Operating Surplus in subsequent periods pursuant to clause (b)(ii). Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

(ii)    “Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a)    the sum of (i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter, and (ii) if the General Partner so determines all or any portion of any additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand immediately prior to the date of distribution of Available Cash with respect to such Quarter (including any Working Capital Borrowings made subsequent to the end of such Quarter), less

(b)    the amount of any cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject, (iii) provide funds for Series A Payments, or (iv) provide funds for distributions under Sections 5.14(b)(vi), 6.4 or 6.5 in respect of any one or more of the next four Quarters;

provided, however, that the disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member), cash received or cash reserves established, increased or reduced after the end of such period but on or before the date of distribution of Available Cash with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

(iii)    “Junior Securities” means (i) Common Units, (ii) Class C Units, (iii) the Incentive Distribution Rights and (iv) any other class or series of Partnership Interests established after the Series A Preferred Unit Issue Date by the Board of Directors, the terms of which class or series do not expressly provide that it is made senior to or on parity with Series A Preferred Units as to payment of distributions and amounts payable upon the liquidation of the Partnership.

(iv)    “LIBOR” means, for each applicable Quarter, the London interbank offered rate, as determined by the General Partner, as of the applicable LIBOR Determination Date, in accordance with the following provisions:

(a)     the offered quotation to leading banks in the London interbank market for three-month dollar deposits as defined by the British Bankers’ Association (or its successor in such capacity, such as NYSE Euronext Rate Administration Ltd.) and calculated by the General Partner and published, as such rate appears: (A) on the Reuters Monitor Money Rates Service Page LIBOR01 (or a successor page on such service) or (B) if such rate is not available, on such other information system that provides such information, in each case as of 11:00 a.m., London time, on such LIBOR Determination Date;

(b)     if no such rate is so published, then the rate for such LIBOR Determination Date shall be the arithmetic mean (rounded to five decimal places, with 0.000005 being rounded upwards) of the rates for three-month dollar deposits quoted to the General Partner as of 11:00 a.m., London time, on such LIBOR Determination Date; it being understood that at least two such quotes must have been so provided to the General Partner; or

(c)     if LIBOR cannot be determined on such LIBOR Determination Date using the foregoing methods, then the LIBOR for the relevant distribution period shall be the LIBOR as determined using the foregoing methods for the first day before such LIBOR Determination Date on which LIBOR can be so determined;

provided, that all percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

(v)     “LIBOR Determination Date” means the second Business Day immediately preceding the first day of each relevant Quarter.

(vi)    “Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Class C Units, Series A Preferred Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.

(vii)    “Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5 but shall not include any items specially allocated under Sections 5.15(b)(ii)(D) and 6.1(d); provided, that the determination of the items that have been specially allocated under Sections 5.15(b)(ii)(D) and 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

(viii)    “Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5 but shall not include any items specially allocated under Sections 5.15(b)(ii)(D) and 6.1(d); provided, that the determination of the items that have been specially allocated under Sections 5.15(b)(ii)(D) and 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

(ix)    “Operating Expenditures” means all Partnership Group cash expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, reimbursements of expenses of the General Partner and its Affiliates, payments made in the ordinary course of business under any Hedge Contracts, officer compensation, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

(a)    repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of “Operating Surplus” shall not constitute Operating Expenditures when actually repaid;

(b)    payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c)    Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) Investment Capital Expenditures, (iii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iv) the payments to be made to the holders of Series A Preferred Units to redeem Series A Preferred Units in accordance with Section 5.15(c), (v) payments made to holders of Series A Preferred Units to purchase or otherwise acquire Series A Preferred Units, (vi) distributions to Partners, or (vii) repurchases of Partnership Interests, other than repurchases of Partnership Interests to satisfy obligations under employee benefit plans, or reimbursements of expenses of the General Partner for such purchases. Where capital expenditures are made in part for Maintenance Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each; and

(d)    (i) payments made in connection with the initial purchase of any Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to its stipulated settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled term of such Hedge Contract had it not been so terminated.

(x)    “Parity Securities” means the Series A Preferred Units and any other class or series of Partnership Interests established after the Series A Preferred Unit Issue Date by the Board of Directors, the terms of which class or series expressly provide that it ranks on parity with Series A Preferred Units as to payment of distributions and amounts payable upon the liquidation of the Partnership.

(xi)    “Paying Agent” means the Transfer Agent, acting in its capacity as paying agent for the Series A Preferred Units, and its respective successors and assigns or any other paying agent appointed by the General Partner; provided, however, that if no Paying Agent is specifically designated for the Series A Preferred Units, the General Partner shall act in such capacity.

(xii)    “Percentage Interest” means as of any date of determination (a) as to any Unitholder with respect to Units, the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of Outstanding Units. The Percentage Interest with respect to an Incentive Distribution Right shall be zero. The Percentage Interest with respect to the General Partner Interest shall at all times be zero. The Percentage Interest with respect to a Series A Preferred Unit shall at all times be zero.

(xiii)    “Pro Rata” (a) when used with respect to Units (other than Series A Preferred Units) or any class thereof, apportioned equally among all designated Units (other than Series A Preferred Units) in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Holders in accordance with their relative Percentage Interests, (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder, and (d) when used with respect to Series A Preferred Units, apportioned among all holders of Series A Preferred Units in accordance with the relative number or percentage of Series A Preferred Units held by each such holder.

(xiv)    “Senior Securities” means any class or series of Partnership Interests established after the Series A Preferred Unit Issue Date by the Board of Directors, the terms of which class or series expressly provide that it ranks senior to Series A Preferred Units as to payment of distributions and amounts payable upon the liquidation of the Partnership.

(xv)    “Series A Payments” means, collectively, the distributions with respect to the Series A Preferred Units pursuant to Section 5.15(b)(iii), and the payments to be made to the holders of Series A Preferred Units to redeem Series A Preferred Units in accordance with Section 5.15(c).

(xvi)    “Series A Preferred Unit Distribution Rate” means an amount per Series A Preferred Unit equal to (i) for the period from and including, the Series A Preferred Unit Issue date to, but not including, March 30, 2022, 10.00% per annum (2.50% per Quarter) of the Series A Liquidation Preference, and (ii) from and including March 30, 2022, and thereafter, a percentage of the Series A Liquidation Preference per Series A Preferred Unit equal to the sum of (i) LIBOR, as calculated by the General Partner on each applicable date of determination, and (ii) 8.00%.

(xvii)    “Series A Preferred Unit Issue Date” means March 30, 2017.

(xviii)    “Series A Preferred Unit Issue Price” means $25.00.

(xix)    “Series A Early Liquidation Preference” means a liquidation preference for each Series A Preferred Unit equal to 101% of the Series A Liquidation Preference.

(xx)    “Series A Liquidation Preference” means a liquidation preference for each Series A Preferred Unit initially equal to $25.00 per unit, which liquidation preference shall be subject to increase by the per Series A Preferred Unit amount of any accumulated and unpaid distributions (whether or not such distributions shall have been declared).

(xxi)    “Series A Preferred Unit Quarterly Distribution” has the meaning set forth in Section 5.15(b).

(xxii)    “Series A Preferred Units” means a limited partner Partnership Interest which shall confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Series A Preferred Units, which entitles the holder thereof to a preference over Junior Securities with respect to distributions and amounts payable upon the liquidation of the Partnership.

(xxiii)    “Series A Redemption Date” has the meaning set forth in Section 5.15(c).

(xxiv)    “Series A Redemption Notice” has the meaning set forth in Section 5.15(c).

(xxv)    “Series A Redemption Price” has the meaning set forth in Section 5.15(c).

(xxvi)    “Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units, Class C Units and Series A Preferred Units but shall not include (i) the General Partner Interest or (ii) Incentive Distribution Rights.

(xxvii)     “Unitholders” means the holders of Common Units, Class C Units and Series A Preferred Units.

(b)    Section 5.6(a) of the Partnership Agreement shall be amended and restated to read as follows:

“5.6     Issuances of Additional Partnership Interests.

(a)    Subject to any approvals required by holders of Series A Preferred Units pursuant to Section 5.15(b)(v), the Partnership may issue additional Partnership Interests and Derivative Instruments for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.”

(c)    Article V of the Partnership Agreement is hereby amended by adding a new Section 5.15 at the end thereof as follows:

“5.15.     Establishment of Series A Preferred Units.

(a)    Designations. A series of Units designated as “Series A Preferred Units” is hereby designated and created, and the preferences, rights, powers and duties of the holders of the Series A Preferred Units are set forth herein, including this Section 5.15. Each Series A Preferred Unit shall be identical in all respects to every other Series A Preferred Unit, except as to the respective dates from which the Series A Liquidation Preference (or Series A Early Liquidation Preference) shall increase or from which Series A Distributions may begin accruing, to the extent such dates may differ. The Series A Preferred Units represent perpetual equity interests in the Partnership and, except as set forth in Section 5.15(c), shall not give rise to a claim by the Partnership or the holders of Series A Preferred Units for redemption or the conversion thereof, as applicable, at a particular date.

(b)    Rights of Series A Preferred Units. The Series A Preferred Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

(i)    Initial Capital Account. The initial Capital Account balance with respect to each Series A Preferred Unit will be equal to the Series A Preferred Unit Issue Price.

(ii)    Allocations.

(A)    The holders of Series A Preferred Units shall not be entitled to receive, except as otherwise provided in this Section 5.15(b)(ii), allocations of (1) Net Income pursuant to Section 6.1(a), (2) Net Loss pursuant to Section 6.1(b), or (3) Net Termination Gains and Net Termination Losses pursuant to Section 6.1(c).

(B)    For each taxable period, after the application of Section 6.1(b), Net Loss shall be allocated to the holders of Series A Preferred Units, in respect of the Series A Preferred Units, Pro Rata, until the Capital Account balance in respect of each Series A Preferred Unit has been reduced to zero.

(C)    For each taxable period, after the application of Section 6.1(c)(ii)(C), the holders of Series A Preferred Units shall be allocated Net Termination Loss, Pro Rata, until the Capital Account balance in respect of each Series A Preferred Unit has been reduced to zero.

(D)    For each taxable period, prior to the special allocations pursuant to Section 6.1(d) (other than Required Allocations):

(I)    Items of Partnership gross income shall be allocated to the holders of Series A Preferred Units, Pro Rata, until the aggregate amount of gross income allocated to each holder of Series A Preferred Units pursuant hereto for the current taxable period and all previous taxable periods is equal to the cumulative amount of all cash distributions made with respect to such holder’s Series A Preferred Units pursuant to Section 5.15(b)(iii) from the date such Series A Preferred Units were issued to a date 60 days after the end of the current taxable period.

(II)    Items of Partnership gross income, gain and Unrealized Gain shall be allocated to the holders of Series A Preferred Units, Pro Rata, until the aggregate amount of gross income, gain and Unrealized Gain allocated to each holder of Series A Preferred Units pursuant to this Section 5.15(b)(ii)(D)(II) for the current and all prior taxable periods is equal to the cumulative amount of all Net Losses allocated to such holder of Series A Preferred Units pursuant to Section 5.15(b)(ii)(B) for all previous taxable periods.

(III)    If in the year of an event of any liquidation, dissolution or winding up of the Partnership, either voluntary or involuntary, and after having made all other allocations provided for in Sections 5.14(b)(v), 5.15(b)(ii) and 6.1 for the taxable period in which such liquidation, dissolution or winding up occurs, any holder’s Per Unit Capital Amount of each Series A Preferred Unit does not equal or exceed the Series A Liquidation Preference, then items of income, gain, loss and deduction for such taxable period shall be allocated among the Partners in a manner determined appropriate by the General Partner so as to cause, to the maximum extent possible, the Per Unit Capital Amount in respect of each Series A Preferred Unit to equal the Series A Liquidation Preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocations). If in the year of such liquidation, dissolution or winding up any such holder’s Capital Account in respect of such Series A Preferred Units is less than the aggregate Series A Liquidation Preference of such Series A Preferred Units after the application of the preceding sentence, then to the extent permitted by law and notwithstanding anything to the contrary contained in this Agreement, items of gross income and gain for any preceding taxable period(s) with respect to which Schedule K-1s have not been filed by the Partnership shall be reallocated to all Unitholders holding Series A Preferred Units, Pro Rata, until the Capital Account in respect of each Series A Preferred Unit then Outstanding is equal to the Series A Liquidation Preference (and no other allocation pursuant to this Agreement shall reverse the effect of such allocation). If, after making the allocations provided for in this Section 5.15(b)(ii)(D)(III), the Series A Liquidation Preference exceeds the Per Unit Capital Amount in respect of each Series A Preferred Unit, the holders of Series A Preferred Units shall be entitled to receive, prior to the making of liquidating distributions pursuant to Section 12.4(c), a payment in the amount of such excess, which payment shall be treated for federal income tax purposes as a guaranteed payment for the use of capital under Section 707(c) of the Code.

(iii)    Distributions. Commencing with and including the Series A Preferred Unit Issue Date, each Series A Preferred Unit shall accrue on a daily basis and be entitled to receive distributions payable in cash in an amount per Series A Preferred Unit equal to the Series A Preferred Unit Distribution Rate (each, a “Series A Preferred Unit Quarterly Distribution”), prior to distributions pursuant to Section 5.14(b)(vi) and any other distributions pursuant to Section 6.3, Section 6.4 or Section 6.5. Distributions shall be paid Quarterly, in arrears, within sixty (60) days after the end of each Quarter, commencing with the Quarter ending June 30, 2017. Each Record Date established for a Series A Preferred Unit Quarterly Distribution in respect of any Quarter shall be the same Record Date established for any distribution to be made by the Partnership in respect of other Partnership Interests pursuant to Section 6.3, Section 6.4 or Section 6.5 for such Quarter; provided, that if no such Record Date is established for other Partnership Interests for such Quarter, the Record Date for such Quarter shall be the forty-fifth day after the end of such Quarter (or, if such day is not a Business Day, the first Business Day thereafter). Each Series A Preferred Unit Quarterly Distribution (or, if applicable, portion thereof) for any Quarter that is payable in cash shall be paid in cash. If the Partnership fails to pay in full in cash any distribution (or portion thereof) which a holder of Series A Preferred Units accrues and is entitled to receive pursuant to this Section 5.15(b)(iii), then (x) the amount of such accrued and unpaid distributions will accumulate from and after the first date of such failure and continuing until such failure is cured by payment in full in cash of all accrued, accumulated and unpaid distributions (such accrued, accumulated and unpaid distributions, the “Cumulative Series A Preferred Unit Arrearage”) and (y) the Partnership shall not be permitted to, and shall not, declare or make (i) any distributions in respect of any other Units, other than

Series A Preferred Unit Quarterly Distributions, in respect of the Quarter in respect of which such Cumulative Series A Preferred Unit Arrearage first occurs or any subsequent Quarter, unless and until any and all Cumulative Series A Preferred Unit Arrearage has been paid in full in cash. For the avoidance of doubt, except as set forth in this Section 5.15(b)(iii), the Series A Preferred Units will not be entitled to receive distributions, including distributions of Available Cash under Section 6.3, Section 6.4 or Section 6.5.

(iv)    Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Partnership, either voluntary or involuntary, the holders of the Series A Preferred Units shall be entitled to receive, out of the assets of the Partnership available for distribution to Unitholders, prior to and in preference to any distribution of any assets of the Partnership to the holders of any other class or series of Partnership Securities, the positive value in each such holder’s Capital Account in respect of such Series A Preferred Units. At the time of the dissolution of the Partnership, subject to Section 17-804 of the Delaware Act, the holders of the Series A Preferred Units shall become entitled to receive any accrued, accumulated and unpaid distributions in respect of the Series A Preferred Units, if any, to the date of dissolution (such accrued, accumulated and unpaid distributions shall include a partial distribution for the calendar Quarter in which such dissolution occurs equal to the product of (x) any distribution that would be payable to the holder of such Series A Preferred Unit if such Series A Preferred Unit were Outstanding on the Record Date for determining who would receive any distribution for such calendar quarter (calculated as of the date of dissolution) and (y) (A) the number of days commencing on the first day of such calendar Quarter and ending on the date of dissolution divided by (B) 90), and shall have the status of, and shall be entitled to all remedies available to, a creditor of the Partnership, and such entitlement of the holders of the Series A Preferred Units to such accrued, accumulated and unpaid distributions shall have priority over any entitlement of any other Unitholders with respect to any distributions by the Partnership to such other Unitholders; provided, however, that the General Partner, as such, will have no liability for any obligations with respect to such distributions to the holders of the Series A Preferred Units.

(v)    Voting Rights. Except as set forth in this Section 5.15(b)(v) and Section 13.3(c) and except to the extent the Delaware Act gives the Series A Preferred Units a vote as a class on any matter, the Series A Preferred Units shall not have any voting rights. With respect to any matter on which the Series A Preferred Units are entitled to vote, each Series A Preferred Unit will be entitled to one vote on such matter. The General Partner shall not, without the affirmative vote or written consent of holders of a majority of the Series A Preferred Units then Outstanding: (1) amend, alter, modify or change this Section 5.15(v) (or vote or consent or resolve to take such action), (2) adopt any amendment to this Agreement that would have a material adverse effect on the existing terms of the Series A Preferred Units, (3) create or issue any Parity Securities in the event there are Cumulative Series A Preferred Unit Arrearages, or (4) create or issue any Senior Securities.

(vi)    Redemption and Conversion Rights. The Series A Preferred Units will be perpetual and shall not have any rights of redemption or conversion.

(vii)    Certificates; Book-Entry; Transfer Restriction. Unless the General Partner shall determine otherwise, the Series A Preferred Units shall not be evidenced by certificates. Any certificates relating to the Series A Preferred Units that may be issued will be in such form as the General Partner may approve. Unless the General Partner shall determine otherwise, the Series A Preferred Units may not be assigned or transferred in any manner.

(viii) Rank. The Series A Preferred Units shall be deemed to rank:

(1)    senior to the Junior Securities;

(2)    on a parity with the Parity Securities;

(3)    junior to the Senior Securities; and

(4)    junior to all existing and future indebtedness and other liabilities of the Partnership with respect to assets available to satisfy claims against the Partnership.

The Partnership may issue Junior Securities and, subject to any approvals required by holders of Series A Preferred Units pursuant to Section 5.15(b)(v), Parity Securities from time to time in one or more classes or series without the consent of the holders of Series A Preferred Units.

(c)    Optional Redemption.

(i)    The Partnership shall have the right at any time, and from time to time, to redeem the Series A Preferred Units, in whole or in part, using any source of funds legally available for such purpose. Any such redemption shall occur on a date set by the Board of Directors (the “Series A Redemption Date”). The Partnership shall effect any such redemption by paying cash for each Series A Preferred Unit to be redeemed equal to: (1) in the case of any Series A Redemption Date prior to March 30, 2022, the Series A Early Liquidation Preference for such Series A Preferred Unit on such Series A Redemption Date, and (2) in the case of any Series A Redemption Date on or after March 30, 2022, the Series A Liquidation Preference for such Series A Preferred Unit on such Series A Redemption Date, in each case, plus any accrued, accumulated and unpaid distributions (such accrued, accumulated and unpaid distributions shall include a partial distribution for the calendar Quarter in which such redemption occurs equal to the product of (x) any distribution that would be payable to the holder of such Series A Preferred Unit if such Series A Preferred Unit were Outstanding on the Record Date for determining who would receive any distribution for such calendar Quarter (calculated as of the Series A Redemption Date) and (y) (A) the number of days commencing on the first day of such calendar Quarter and ending on the Series A Redemption Date divided by (B) 90, including any Cumulative Series A Preferred Unit Arrearages (as applicable, the “Series A Redemption Price”).

(ii)    The Partnership shall give written notice of any redemption in person or by first class mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled Series A Redemption Date to the holders of Series A Preferred Units (as of 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series A Preferred Units to be redeemed. Such notice (the “Series A Redemption Notice”) shall be irrevocable and shall state, as applicable: (1) the Series A Redemption Date, (2) the number of Series A Preferred Units to be redeemed, (3) the Series A Redemption Price, including the Partnership’s computation of such amount, (4) the place where any Series A Preferred Units in certificated form are to be redeemed and shall be presented and surrendered for payment of the Series A Redemption Price therefor and (5) that distributions on the Series A Preferred Units to be redeemed shall cease to accumulate from and after such Series A Redemption Date.

(iii)    If the Partnership elects to redeem less than all of the Outstanding Series A Preferred Units, the number of Series A Preferred Units to be redeemed shall be determined by the Board of Directors, and shall be redeemed Pro Rata or by lot, with such adjustments to avoid redemption of fractional Series A Preferred Units. The Series A Preferred Units not redeemed shall remain Outstanding and entitled to all the rights and preferences provided in this Section 5.15.

(iv)    If the Partnership gives or causes to be given a Series A Redemption Notice, the Partnership shall deposit with the Paying Agent funds, sufficient to redeem the Series A Preferred Units, as to which such Series A Redemption Notice shall have been given, no later than 10:00 a.m. New York City time on the Series A Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Series A Redemption Price to the holders of Series A Preferred Units whose Series A Preferred Units are to be redeemed upon surrender or deemed surrender of the Series A Preferred Units therefor as set forth in the Series A Redemption Notice. If the Series A Redemption Notice shall have been given, from and after the Series A Redemption Date, unless the Partnership defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Series A Redemption Notice, all distributions with respect to such Series A Preferred Units to be redeemed shall cease to accumulate and all rights of holders of such Series A Preferred Units as Limited Partners with respect to such Series A Preferred Units to be redeemed, shall cease, except the right to receive the Series A Redemption Price, and such Series A Preferred Units be deemed to be Outstanding for any purpose whatsoever. The Partnership shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Series A Redemption Price of the Series A Preferred Units to be redeemed), and the holders of any Series A Preferred Units so redeemed, shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Partnership for any reason, including redemption of Series A Preferred Units, that remain unclaimed or unpaid after two years after the applicable Series A Redemption Date or other payment date, as applicable, shall be, to the extent permitted by law, repaid to the Partnership upon its written request, after which repayment the holders of Series A Preferred Units entitled to such redemption or other payment, shall have recourse only to the Partnership. Notwithstanding any Series A Redemption Notice, there shall be no redemption of any Series A Preferred Units called for redemption until funds sufficient to pay the full Series A Redemption Price of such Series A Preferred Units shall have been deposited by the Partnership with the Paying Agent.

(v)    Any Series A Preferred Units that are redeemed or otherwise acquired by the Partnership shall be cancelled.

(vi)    Notwithstanding anything to the contrary in this Section 5.15, in the event that full cumulative cash distributions on the Series A Preferred Units shall not have been paid or declared and set apart for payment for any Quarter in respect of which Series A Preferred Units are Outstanding, none of the Partnership, the General Partner or any Affiliate of the General Partner shall be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series A Preferred Units except pursuant to a purchase or exchange offer made on the same relative terms to the holders of all of the Outstanding Series A Preferred Units. Neither the Partnership nor any of its Subsidiaries shall be permitted to redeem, repurchase or otherwise acquire any Common Units, Class C Units or any other Junior Securities, unless and until, the Partnership has redeemed in full all Outstanding Series A Preferred Units pursuant to Section 5.15(c), including for the avoidance of doubt, all Cumulative Series A Preferred Unit Arrearage.

(d)    Other Rights; Fiduciary Duties. The Series A Preferred Units shall not have any designations, preferences, rights, powers or duties, other than as set forth in this Article V or as provided by applicable law. Notwithstanding anything to the contrary in this Agreement, to the fullest extent permitted by applicable Law, neither the General Partner nor any other Indemnitee shall owe any duties or have any liabilities to the holders of Series A Preferred Units, other than the implied contractual covenant of good faith and fair dealing.

(e)    The first sentence of Section 6.1 of the Partnership Agreement shall be amended and restated to read as follows:

“Section 6.1    Allocations for Capital Account Purposes. Except as otherwise required pursuant to Sections 5.14(b)(v) and 5.15(b)(ii), for purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) for each taxable period shall be allocated among the Partners as provided herein below.”

(f)    Section 6.4(b) of the Partnership Agreement shall be amended and restated to read as follows:

“Subject to Section 5.14(b)(vi) and Section 5.15(b)(iii) and except as otherwise contemplated by Section 5.6(b) in respect of additional Partnership Interests issued pursuant thereto, Available Cash with respect to any Quarter that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or Section 6.5 shall be distributed as follows:

(i)    First, to all the Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii)    Second, to all the Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii)    Third, (A) 15.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 85.0% to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv)    Fourth, (A) 25.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 75.0% to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v)    Thereafter, (A) 50.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 50.0% to all Unitholders holding Common Units, Pro Rata;

provided, however, if the Target Distributions have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).”

(g)    Section 6.5 of the Partnership Agreement shall be amended and restated to read as follows:

“Distributions of Available Cash from Capital Surplus. Subject to Section 5.14(b)(vi) and Section 5.15(b)(iii) and unless the provisions of Section 6.3 require otherwise, Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall be distributed:

(a)    First, 100% to all the Unitholders holding Common Units, Pro Rata, until the Minimum Quarterly Distribution has been reduced to zero pursuant to the second sentence of Section 6.6(a);

(b)    Second, 100% to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage; and

(c)    Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4(b).”

(h)    Section 7.11 of the Partnership Agreement shall be amended and restated to read as follows:

“7.11.     Purchase or Sale of Partnership Interests. Subject to Section 5.15(c)(vi), the General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests. As long as Partnership Interests are held by any Group Member, such Partnership Interests shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Interests for its own account, subject to the provisions of Article IV and Article VX.”

(i)    Sections 13.1(d), (e) and (g) of the Partnership Agreement shall be amended and restated to read as follows:

“(d)    subject to Section 5.15(b)(v), a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class or series of Partnership Interests as compared to other classes or series of Partnership Interests) in any material respect (except as permitted by subsection (g) hereof), (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes or series to facilitate uniformity of tax consequences within such classes or series of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;”

“(e)    a change in the fiscal year or taxable period of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable period of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions (other than distributions to the holders of Series A Preferred Units) are to be made by the Partnership;”

“(g)    subject to the terms of Section 5.15(b)(v), Section 16.4 and Section 17.4, an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization or issuance of any class or series of Partnership Interests or Derivative Partnership Interests pursuant to Section 5.6;”

Section 2.    Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

Section 3.    If any provision or part of a provision of this Amendment No. 5 is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and/or parts thereof contained herein shall not be affected thereby and this Amendment No. 5 shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 4.    This Amendment No. 5 shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

[Signature page follows]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first above written.

GENERAL PARTNER:

SUNOCO GP LLC

By:	/s/ Thomas R. Miller
Name:	Thomas R. Miller
Title:	Chief Financial Officer

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